                   Bausch & Lomb Incorporated

                           Exhibit 12

  Statement Regarding Computation of Ratio of Earnings to Fixed
                             Charges

                  (Dollar Amounts In Millions)

                               For Nine Months
                                    Ending          For the Year Ending
                                Sept. 26, 1998       December 27, 1997
Earnings before provision for
 income taxes and minority
 interests                          $137.6               $118.0

Fixed charges                         79.1                 57.9

Capitalized interest, net of
 current period amortization           0.2                  0.3

Total earnings as adjusted          $216.9               $176.2

Fixed charges:
 Interest (including interest
 expense and capitalized
 interest)                          $ 77.4               $ 56.1

Portion of rents representative
 of the interest factor                1.7                  1.8

Total fixed charges                 $ 79.1               $ 57.9

Ratio of earnings to fixed
 charges                              2.74<F1>             3.04<F2>

<F1> Excluding the effects of the restructuring charges, purchased-
     in-process research and development charges from the surgical acquisitions and the gain on sale of the skin care business in 1998, the ratio of earnings to fixed charges at September 26, 1998 would have been 2.71.

<F2> Excluding the effects of the restructuring charges recorded in
     1997, the ratio of earnings to fixed charges at December 27, 1997 would have been 4.28.

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